                                                                    EXHIBIT 99.2

                                  VIRYANET LTD.

                           8 HaMarpe St., Har Hotzvim
                                 P.O. Box 45041
                                 Jerusalem 91450
                                     Israel

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON SEPTEMBER 5, 2002

                                 ---------------
                                 PROXY STATEMENT
                                 ---------------


         This Proxy Statement is being furnished in connection with the solicitation by the Board of Directors of ViryaNet Ltd. ("ViryaNet" or the "Company") of proxies in the form enclosed to be voted at the Annual General Meeting of the shareholders of the Company (the "Annual General Meeting" or the "Meeting"), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of shareholders of the Company. The Annual General Meeting will be held on September 5, 2002, at 10:00 a.m., eastern daylight time, at the offices of ViryaNet, Inc., 2 Willow Street, Southborough, Massachusetts. The Company's mailing address in the United States is ViryaNet, Inc., 2 Willow Street, Southborough, Massachusetts, 01745, and its telephone numbers are (972)-2-584-1000 in Israel, and (508) 490-8600 in the United States.

         As of July 31, 2002 (the "Record Date"), the Company had 2,681,733 ordinary shares, par value New Israeli Shekel 1.0 per share ("Ordinary Shares") outstanding. Each Ordinary Share entitles the holder thereof to one vote with respect to each of the matters submitted to the shareholders at the Annual General Meeting. Only shareholders of record at the close of business on the Record Date will be entitled to notice of, and to vote at, the Annual General Meeting and any postponements or adjustments thereto.

         It is proposed that at the Annual General Meeting, the following ordinary resolutions be adopted:

         (i) To elect the panel of six directors to the Board of Directors of the Company, each director individually to serve until his respective successor is elected and qualified, with the exception of Mr. Gyenes who, if intended to be elected as an external director pursuant to the Israeli Companies Law, 5759-1999 (the "Companies Law"), and if so elected as an external director shall serve for a fixed term of three years. Mr. Hillel Milo who was elected as an external director for the purpose of the Companies Law at the previous annual meeting of the Company, will continue to serve his three (3) year term (from the date of his election) as an external director of the Company ("Proposal 1").

         (ii) That Kost, Forer & Gabbay (a member of Ernst & Young International) be appointed as the independent auditors of the Company for the 2002 fiscal year, and that the Board of

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Directors be authorized to fix the remuneration of the auditors in accordance with the nature of their services ("Proposal 2").

         (iii) To issue certain directors of the Company who have previously tendered and agreed to the cancellation of options to purchase Ordinary Shares of the Company (collectively, the "Tendered Options") new replacement options equal to the number of the Tendered Options ("Proposal 3").

         (iv) To approve certain changes to the employment terms of Samuel Hacohen, the Company's Chairman of the Board of Directors, and Winfried Burke, the Company's Chief Executive Officer and a member of the Board of Directors ("Proposal 4").

         (v) To issue certain of the directors of the Company, including the Company's new external director (if elected) new options to purchase Ordinary Shares of the Company ("Proposal 5").

         In addition, in the Annual General Meeting, the Directors will review the Management's report on the business of the Company for the year ended December 31, 2001, as presented in the Company's Annual Report on Form 20-F for the year ended December 31, 2001, and will answer appropriate questions relating thereto.

         At the Annual General Meeting, the Board of Directors will propose for shareholder approval by ordinary resolution for all other matters being considered at the Meeting. An ordinary resolution shall be deemed adopted if approved by a majority of the votes cast at the Meeting in person or by proxy and voting thereon; provided, however, that the ordinary resolution with respect to the nomination of Peter Gyenes as an external director of the Company (Proposal 1) shall only be deemed adopted if at least one-third of the non-controlling shareholders of the Company (the "Non-Controlling Shareholders"), represented and voting, approve such ordinary resolution, or alternatively, the aggregate number of shares held by such Non-Controlling Shareholders voting against the approval of such ordinary resolution does not exceed one percent (1%) of the outstanding Ordinary Shares of the Company.

         The Company's Annual Report on Form 20-F, containing audited financial statements for the fiscal year ended December 31, 2001 can be found at the following link: http://www.freeedgar.com/search/ViewFilings.asp?CIK=
1119744&Directory=927016&Year=02&SECIndex=3640&Extension=.tst&PathFlag=
0&TextFileSize=1017521&SFType=&SDFiled=&DateFiled=7/15/2002&SourcePage=
FilingsResults&UseFrame=1&OEMSource=&FormType=20-F&CompanyName=VIRYANET+LTD,
or alternatively, you may contact the Company if you wish to receive a printed version of the Company's Annual Report. A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed hereto.

         Any shareholder who executes and delivers a proxy may revoke it at any time before the effective exercise thereof by delivery to the Company at its United States mailing address listed above or its transfer agent, at least twenty-four (24) hours before the commencement of the Meeting or adjourned Meeting, of either a written notice of revocation or a duly executed proxy bearing a later date. Any shareholder who has executed a proxy but is present at the meeting, and also wishes to vote in person, may do so by revoking their proxy. Each form of proxy which is properly executed and returned to the Company prior to the meeting will be voted in the manner directed by the shareholder executing it or, if no directions are given, will be voted in favor of all of the matters to be presented at the Meeting, as described herein. In addition, the shares will be voted with respect to any other proposals in accordance with the recommendations of the Board of Directors. Subject to the provisions of the Company's Articles of Association, all proxies must


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be received by the Company's transfer agent or at the Company's United States mailing address listed above at least 24 hours prior to the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting.

         It is anticipated that this Proxy Statement and the accompanying form of proxy will be mailed to shareholders on or about August 9, 2002. In addition to solicitation by mail, certain officers, directors, employees and agents of the Company may solicit proxies by telephone, telegram, telecopier or other personal contact. None of the officers, directors, employees or agents involved in any solicitation will receive additional compensation for such solicitation. The Company will bear the costs of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

         The presence in person, or by proxy, or as deemed by the Companies Law to be present of two (2) or more shareholders of the Company, holding, in the aggregate, at least thirty-three and one-third percent (33 1/3%) of the Ordinary Shares entitled to vote at the Annual General Meeting will constitute a quorum at the Annual General Meeting. If a quorum is not present at the scheduled time and date of the Meeting, the Meeting shall be either (i) adjourned to the same day of the week in the next following week at the same scheduled place and time of day as the adjourned meeting, unless such day shall fall on a public holiday either in Israel or the United States, in which case the meeting will be adjourned to the first day, not being a Friday, Saturday or Sunday, which follows such public holiday; or (ii) adjourned to any other day, hour and/or place as the Board of Directors shall notify the shareholders. If a quorum is not present at the second meeting within half an hour from the appointed start time of the meeting, any two shareholders present or by proxy or any other valid instrument shall constitute a quorum, and shall be entitled to deliberate and to resolve the matters for which the Meeting was convened.

         If the accompanying proxy card is properly signed and returned to the transfer agent or the Company at its United States mailing address and not revoked, it will be voted in accordance with the instructions contained therein. Votes that are withheld will be excluded entirely from the counted votes. Other than for the election of individual directors, proxies may be marked as abstaining on any matter to be acted upon by shareholders. Votes withheld, abstentions and broker "non-votes" are counted as present or represented for purposes of determining the presence or absence of a quorum for the meeting will not be counted as votes cast on such matters. A "non-vote" occurs when a nominee holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because, in respect of such other proposal, the nominee does not have discretionary voting power and has not received instructions from the beneficial owner.


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                                     ITEM 1

                              ELECTION OF DIRECTORS

         The Articles of Association of the Company provide that our Board of Directors shall be composed of no more than nine (9) members and no fewer than three (3) members. At this time, management is recommending the six (6) nominees named in the following table for election as directors (each a "Director Nominee" and collectively, the "Director Nominees"). Currently, four (4) of the Director Nominees serve as directors of the Company. Unless authority to vote for the confirmation of the Director Nominees is withheld, the shares represented by all proxies received by the Board of Directors will be voted for the Director Nominees. If elected, each of the non-external directors shall hold office until the next Annual General Meeting and until his successor shall have duly taken office, unless his office is earlier vacated under any relevant provisions of the Articles of Association of the Company. If elected as an external director, Mr. Gyenes shall hold office for a period of three years following his election, unless his office is earlier vacated under any relevant provisions of the Articles of Association of the Company and the Companies Law. Mr. Hillel Milo, who was elected as an external director for the purpose of the Companies Law at the previous annual meeting of the Company, will continue to serve his three (3) year term (from the date of his election) as an external director of the Company.

         In the event any of the Director Nominees should be unable or unwilling to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the Nominee Directors, if elected, would be unable to serve as a director.

Nominees for the Board of Directors

         The name of each of Director Nominee, his present position with the Company, and the year in which he or she first became a director of the Company, where applicable, are as follows:

                                                              Commencement
Name of Nominee        Current Position with the Company      of Directorship
---------------        ---------------------------------      ---------------

Samuel I. Hacohen      Chairman of the Board of Directors     March 1988


Winfried A. Burke      President, Chief Executive             June 2001
                       Officer and Director

Vladimir Morgenstern   Director                               July 1999

Yeoshua Agassi         Director                               July 2001

Michael J. Donnelly    Nominee for Director                   ---

Peter Gyenes (1)       Nominee for Director                   ---

(1) Being nominated to serve as an external director under the Companies Law.





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The background of each Director Nominee is as follows:

        Samuel I. Hacohen co-founded ViryaNet in March 1988. Since March 1988, Mr. Hacohen has served as our chairman of the Board of Directors. From March 1988 until February 2001, Mr. Hacohen served as our chief executive officer and as the chairman of the board of directors. Before co-founding ViryaNet, Mr. Hacohen held senior systems management positions at John Bryce Systems Ltd., a software company, and the Hadassah Hospital, Jerusalem. Mr. Hacohen holds a Bachelor of Science degree in computer science and statistics from the Hebrew University of Jerusalem and has completed all course work for a Master of Science in statistics from the Hebrew University of Jerusalem.

        Winfried A. Burke joined the Company in October 1999 as the Company's senior vice president of worldwide marketing. From October 2000 until February 2001, Mr. Burke served as the Company's president and chief operating officer. In February 2001, Mr. Burke was appointed chief executive officer. Since February 2001, Mr. Burke has served as chief executive officer and president of the Company. From January 1999 until October 1999, Mr. Burke served as vice president of sales and marketing for ViewSoft, a software company. From July 1997 until December 1998, Mr. Burke served as general manager of North American operations and vice president of worldwide channels and strategic alliances at Gentia Software, a software company. From August 1994 until July 1997, Mr. Burke was a merger and acquisition consultant. From 1991 until 1994, Mr. Burke served as vice president of sales and marketing for Oberon Software. Mr. Burke has also held various positions in product management, marketing and sales at Prime Computer, Apollo, Sequoia and Wang. He began his career as a software engineer at the Massachusetts Institute of Technology Instrumentation Laboratory, Draper Laboratory, where he worked on the Apollo and Space Shuttle projects, followed by software development assignments at the Massachusetts Institute of Technology Lincoln Laboratory and Data General. Mr. Burke holds a Bachelor of Science in computer science from the Massachusetts Institute of Technology.

         Vladimir Morgenstern co-founded the Company with Mr. Hacohen. He has served as one of the Company's directors since July 1999. Mr. Morgenstern currently serves as the chief technology officer for Fitracks, Inc., a company based in Israel specializing in high-tech solutions for footwear and footcare industries. From November 1999 until October 2001, Mr. Morgenstern has served as the Company's executive vice president, corporate programs. Mr. Morgenstern served as the Company's technical manager and chief technology officer from March 1988 until November 1999. Before co-founding ViryaNet, Mr. Morgenstern held senior systems management positions at John Bryce Systems Ltd. and the Hadassah Hospital, Jerusalem. Mr. Morgenstern holds a Bachelor of Science degree in physics from Vilnius University in Lithuania and has completed all course work for a Master of Science in applied mathematics.

        Yeoshua Agassi has served as a director of ViryaNet since July 2001. Since 2001, Mr. Agassi has served concurrently as chief executive officer and president of Scitex Corporation and as vice president of Clal Industries and Investments Ltd. ("CII"), one of Israel's largest investment and holding companies. CII, located in Tel Aviv, Israel, is invested primarily in the industrial and technology sectors and holds a major equity position in ViryaNet. During 2000, Mr. Agassi served as the general manager of Leumicard Ltd., one of Israel's leading credit card providers located in Bene Brak, Israel. From 1993 until 1998, Mr. Agassi served as the general manager of Israeli Direct Insurance Company ("IDI"), a direct insurer located in Tel Aviv, which he co-founded in 1993. Before founding IDI, Mr. Agassi was employed from 1987 until 1992 at The Magen Insurance Company, a direct insurer located in Tel Aviv, most recently as the vice president of operations. Mr. Agassi has earned a Bachelor of Arts degree in Economics from Tel


                                       5

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Aviv University and has a Master in Business Administration in Marketing from
Bar Ilan University.

        Michael J. Donnelly currently serves as a senior vice president and portfolio manager at GE (General Electric Company) Equity. Mr. Donnelly was the chief risk officer for GE Equity's Business Services Group, responsible for the approval, underwriting and portfolio functions from 1997 until 2000. Prior to joining GE Equity, Mr. Donnelly spent eight years with GE Capital's Structured Finance Group working on energy, corporate finance, and transportation transactions. Before joining GE Capital, Mr. Donnelly was with Pacific Gulf Marine and Schlumberger. Mr. Donnelly is a graduate of the United States Merchant Marine Academy and has a Master in Business Administration from the University of Virginia.

        Peter Gyenes currently serves as the chairman and chief executive officer of Ascential Software Corporation (NASDAQ: ASCL), a leading provider of enterprise data integration solutions to the Global 2000. Mr. Gyenes currently serves as the chairman and chief executive officer of Ascential Software Corporation (NASDAQ: ASCL), a leading provider of enterprise data integration solutions to the Global 2000. Mr. Gyenes has more than 30 years of experience in sales, marketing and general management positions within the computer systems and software industry. Mr. Gyenes was formerly CEO of Informix Corporation and led the sale of its database business to IBM and the subsequent transition from Informix to Ascential . Prior to Informix's acquisition of Ardent Software, Inc., he was chairman, president and CEO of Ardent, which he joined in 1996. Before joining Ardent, he was the president and CEO of Racal Interlan, Inc. Previously, Mr. Gyenes served in executive sales, marketing, and general management positions at Data General Corporation, Encore Computer Corporation and Prime Computer, Inc. Earlier in his career, Mr. Gyenes held technical positions with Xerox Data Systems and IBM. He serves on the boards of Applix Computer Systems (NASDAQ: APLX), Axis Computer Systems, Concerto Software (NASDAQ: CRTO) and the Massachusetts Software and Internet Council. Mr. Gyenes received a Bachelor of Arts degree in Mathematics and a Masters of Business Administration from Columbia University.

Alternate Directors

         The Articles of Association of ViryaNet provide that a director may appoint, by written notice to the Company, any individual to serve as an alternate director so long as such individual does not already serve as a director or an alternate director of ViryaNet. Any alternate director will have all of the rights and obligations of the director appointing him or her. The alternate director may not act at any meeting at which the director appointing him or her is present. An alternate director may act as the alternate for only one director. Unless the time period or scope of any such appointment is limited by the appointing director, the appointment will be effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director's term. Currently, no alternate directors have been appointed.

Delegation of Power

         Subject to the Companies Law, the Articles of Association of the Company provide that the Board of Directors may delegate any or all of its powers, authorities and responsibilities to any committee consisting of such members of the Board of Directors as the Board of Directors may, from time to time, deem appropriate to the full extent permitted under the Companies Law.


                                       6

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Compensation

         The Company's directors who are not executive officers of the Company do not receive monetary compensation for their service on the Board of Directors or any committee of the Board of Directors, but may, subject to the requirements of the Companies Law, including the requirement for shareholders approval, be granted options to purchase Ordinary Shares of the Company. While directors are reimbursed for their expenses for each Board of Directors meeting that they attend, our external directors are reimbursed only to the extent permitted under the Companies Law.

The Board of Directors recommends a vote FOR all of the Directors Nominees and for the nomination of Peter Gyenes as an external director of the Company.


                                       7

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                                     ITEM 2

                             APPOINTMENT OF AUDITORS

         At the Annual General Meeting, Kost, Forer & Gabbay, Certified Public Accountants (Israel), a member of Ernst & Young International, will be nominated by the Company to serve as the independent auditors of the Company for the year ending December 31, 2002. Other than serving as the Company's current independent auditors, Kost, Forer & Gabbay has no relationship with the Company or any affiliate of the Company.

         The Board of Directors will present the following ordinary resolution at the Annual General Meeting:

         "RESOLVED, that Kost, Forer & Gabbay be, and they hereby are, appointed as the Company's independent auditors for the fiscal year ending December 31, 2002, and that the Board of Directors be, and it hereby is, authorized to fix the remuneration of said auditors in accordance with the nature of their services."

         The Board of Directors recommends a vote FOR approval of the proposed ordinary resolution appointing Kost, Forer & Gabbay as independent auditors of the Company.


                                       8

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                                     ITEM 3

    APPROVAL OF THE GRANT OF REPLACEMENT OPTIONS TO DIRECTORS OF THE COMPANY

         The Company's success depends to a significant extent on the performance of its directors. The loss of the services of such directors could have an adverse effect on the Company. On January 2, 2002, the following directors of the Company have tendered to the Company and have agreed to the irrevocable cancellation of the following number of options to purchase Ordinary Shares of the Company, NIS 1.0 par value per share (collectively, the "Tendered Options"):

Director                              Number of Tendered Options

Samuel Hacohen                        42,500

Winfried Burke                        85,000

Vladimir Morgenstern                  3,000

Hillel Milo                           3,000

Amit Frenkel                          2,000


         In recognition of the importance of the services of such directors to the Company, the Board of Directors and the Audit Committee have approved and recommended, subject to the approval of the shareholders of the Company, the grant of new replacement options equal to the amount of Tendered Options, and the issuance of new stock options as follows: Samuel Hacohen - 42,500 options; Winfried Burke - 85,000 options; Vladimir Morgenstern - 3,000 options; Hillel Milo - 3,000 options; and Amit Frenkel - 2,000 options (collectively, the "Replacement Options"). The Exercise Price per each of the Replacement Options shall be equal to the closing price of the Company's Ordinary Share as of the trading date immediately prior to the date of the Annual General Meeting. Each of the Replacement Options shall have the same vesting commencement date and vesting schedule as the Tendered Option for which it was granted, such that the total number of Replacement Options vested as of the date of grant will be equal to the number of Tendered Options that would have been vested on the date of grant had the Tendered Options not been canceled, and the total number of Replacement Options that shall vest on each of the vesting dates after the date of grant shall be equal to the number of the Tendered Options that would have vested on such vesting date had the Tendered Option not been canceled.

         The Board of Directors and the Audit Committee will present the following ordinary resolution at the Annual General Meeting:

                  "RESOLVED, that following the approval and recommendation by the Board of Directors of the Company and by the Audit Committee of the Board of Directors, in compliance with the requirements of the Companies Law, the Company shall grant to the following persons the following number of options to purchase Ordinary Shares of the Company, NIS 1.0 par value per share: (i) Samuel Hacohen
- 42,500 options; (ii) Winfried Burke - 85,000 options; (iii)


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Vladimir Morgenstern - 3,000 options; (iv) Hillel Milo - 3,000 options; and (v)
Amit Frenkel - 2,000 options. The exercise price of the options and the vesting schedule of such options shall be as set forth in Item 3 of the Proxy Statement of the Company dated August 6, 2002."

         The Board of Directors recommends a vote FOR the approval of the proposed ordinary resolution granting options to members of the Company's Board of Directors.


                                       10

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                                     ITEM 4

 APPROVAL OF AN AMENDMENT TO THE EMPLOYMENT TERMS OF THE COMPANY'S CHAIRMAN OF
        THE BOARD AND THE COMPANY'S CHIEF EXECUTIVE OFFICER AND DIRECTOR

         The Company's success depends to a significant extent on the performance of Mr. Hacohen, the Company's Chairman of the Board of Directors, and Mr. Burke, the Company's Chief Executive Officer and member of the Board of Directors. In recognition of the importance of Mr. Hacohen's and Mr. Burke's services to the Company, the Board of Directors and the Audit Committee have approved and recommended, subject to the approval of the shareholders of the Company, the following changes to the respective employment agreements of Mr. Hacohen and Mr. Burke (each, an "Employee") with the Company:

         1. In the event that the Employee is (a) terminated by the Company or its successors for any reason other than "cause", as may be defined in his employment agreement with the Company, or (b) terminates his employment with the Company in light of a Demotion (to be defined as (i) the conferring upon the Employee of duties that materially deviate from those currently granted to him,
(ii) a change in the Employee's title or position without his consent, (iii) the reduction of the Employee's salary or other employment terms with the Company (provided that such reduction is not a part of a general reduction of the salary or other employment terms of the Company's employees, which includes all executive officers of the Company), or (iv) a requirement that the Employee relocate outside of the States of Massachusetts or Israel, as applicable, without his consent), the Employee shall be entitled to continue to receive the salary and all other benefits under his employment agreement with the Company (excluding any bonuses in connection with such period) for a period of 6 (six) months (the "Term") following the effective termination date of his employment, either in the form of a lump-sum payment or according to the Company's normal payroll procedures, at the Company's discretion, as if the Employee had continued to be employed by the Company throughout the Term.

         Other than the above changes to the employment terms of each Employee with the Company, there shall be no other changes to such Employee's employment terms which shall continue to be as set forth in the Employee's employment agreement with the Company.

         The Board of Directors and the Audit Committee will present the following ordinary resolution at the Annual General Meeting:

                  "RESOLVED, that following the approval and recommendation by the Board of Directors of the Company and the Audit Committee of the Board of Directors, in compliance with the requirements of the Companies Law, the terms of the employment agreements for each of Mr. Hacohen and Mr. Burke shall be amended as set forth in Item 4 of the Proxy Statement of the Company dated August 6, 2002."

         The Board of Directors recommends a vote FOR the approval of the proposed ordinary resolution amending the employment terms of Mr. Hacohen and Mr. Burke with the Company.


                                       11

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                                     ITEM 5

     APPROVAL OF THE GRANT OF STOCK OPTIONS TO CERTAIN DIRECTORS ELECTED AT
                  THIS MEETING (INCLUDING AN EXTERNAL DIRECTOR)


         The Company's success depends to a significant extent on the performance of its directors. The loss of the services of any of the directors elected at this Meeting could have an adverse effect on the Company. In recognition of the importance of services provided or to be provided to the Company by Yeoshua Agassi and Michael J. Donnelly, to be elected to the Board of Directors by the shareholders at the Annual General Meeting, and Peter Gyenes, to be elected as an external director by the shareholders at the Annual General Meeting, the Board of Directors and the Audit Committee have approved, subject to the approval of the shareholders of the Company, the grant of options to purchase Ordinary Shares of the Company to these individuals. The grant of options to Peter Gyenes as a nominee for external director is made in accordance with the regulations promulgated under the Companies Law.

         The options shall be granted under the general terms of the Company's 1999 Stock Option Plan, for an exercise price equal to the closing price of the Company's Ordinary Share on the trading date immediately prior to the date of the Annual General Meeting, and shall be as follows:

                      Number of
                       Options      Vesting Schedule/1/

Yeoshua Agassi         7,500        50% of the Options (3,750 Options) shall be
                                    immediately vested upon the date of grant and the additional 50% (3,750 Options) shall vest 12 months after the date of grant

Michael J. Donnelly    5,000        50% of the Options (2,500 Options) shall
                                    vest 12 months after the date of grant and additional 50% (2,500 Options) shall vest 24 months after the date of grant

Peter Gyenes           5,000        50% of the Options (2,500 Options) shall
                                    vest 12 months after the date of grant and additional 50% (2,500 Options) shall vest 24 months after the date of grant



The Board of Directors and the Audit Committee will present the following ordinary resolution at the Annual General Meeting:

                  "RESOLVED, that following the approval and recommendation by the Board of Directors of the Company and by the Audit Committee of the Board of Directors, and in compliance with the requirements of the Companies Law, the Company shall grant certain

------------
/1/ Each of the individuals listed above shall be entitled to immediate vesting of all options to purchase Ordinary Shares upon (i) a change of control (to be defined in each individual option agreement), (ii) merger of the Company with another corporation or acquisition of all or substantially all of the Company shares or assets, or (iii) upon death or permanent disability.


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directors of the Company options to purchase Ordinary Shares of the Company as set forth in Item 5 of the Proxy Statement of the Company dated August 6, 2002."

The Board of Directors recommends a vote FOR the approval of the proposed ordinary resolution granting options to the above directors of the Company.

                                     ITEM 6

                              CONSIDERATION OF THE
                        CONSOLIDATED FINANCIAL STATEMENTS
               OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2001

         The Company's Annual Report on Form 20-F for the year ended December 31, 2001 can be found at the following link:

http://www.freeedgar.com/search/ViewFilings.asp?CIK=1119744&Directory=
927016&Year=02&SECIndex=3640&Extension=.tst&PathFlag=0&TextFileSize=
1017521&SFType=&SDFiled=&DateFiled=7/15/2002&SourcePage=
FilingsResults&UseFrame=1&OEMSource=&FormType=20-F&CompanyName=VIRYANET+LTD

Alternatively, you may contact the Company if you wish to receive a printed version of the Company's Annual Report. The Company's Consolidated Financial Statements for the year ended December 31, 2001 are included in such report. At the Meeting, the Directors will review the Management's report on the business of the Company for the year ended December 31, 2001, as presented in the Company's Annual Report for the year ended December 31, 2001, and will answer appropriate questions relating thereto.


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

                                 OTHER BUSINESS

         Management of the Company knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

                                     BY ORDER OF THE BOARD OF DIRECTORS,


                                     /s/ Winfried A. Burke

                                     Winfried A. Burke
                                     President and Chief Executive Officer

August 6, 2002





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